Exhibit 99.1

TRICON RESIDENTIAL INC.

Common Shares

UNDERWRITING AGREEMENT

October 6, 2021

To the Managers named in Schedule I hereto for the Underwriters named in Schedule II hereto

Ladies and Gentlemen:

Tricon Residential Inc. (the “Company”), a corporation incorporated under the Business Corporations Act (Ontario), proposes to issue and sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you are acting as managers (the “Managers”), the number of common shares of the Company set forth in Schedule I hereto (the “Firm Shares”). The Company also proposes to issue and sell to the several Underwriters not more than the additional number of common shares of the Company set forth in Schedule I hereto (the “Additional Shares” and, together with the Firm Shares, the “Shares”), if and to the extent that you, as Managers of this offering (the “Offering”), shall have determined to exercise, on behalf of the Underwriters, the right to purchase such common shares granted to the Underwriters in Section 2 of this Underwriting Agreement (the “Agreement”). The common shares of the Company to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Common Shares.” If the firm or firms listed in Schedule II hereto include only the Managers listed in Schedule I hereto, then the terms “Underwriters” and “Managers” as used herein shall each be deemed to refer to such firm or firms.

The Company meets the requirements under the Securities Act (Ontario) and the securities legislation applicable in each of the other provinces and territories of Canada (collectively, the “Canadian Qualifying Jurisdictions”), and the rules, regulations and national, multi-jurisdictional or local instruments, policy statements, published policies, notices, blanket rulings and orders of the Canadian Securities Commissions (as defined below), and all discretionary rulings and orders applicable to the Company, if any, of the Canadian Securities Commissions (collectively, the “Canadian Securities Laws”), including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”) for the distribution of securities in the Canadian Qualifying Jurisdictions pursuant to a final short form base shelf prospectus. The Company has filed (i) a preliminary short form base shelf prospectus, dated August 18, 2021 and (ii) a (final) short form base shelf prospectus, dated August 26, 2021, together with all documents incorporated by reference (the “Canadian Base Prospectus”), in respect of up to Cdn$1,500,000,000 aggregate principal amount of common shares, debt securities, subscription receipts, warrants and units of the Company (collectively, the “Shelf Securities”) with the Ontario Securities Commission (the “Reviewing Authority”) and the other Canadian securities regulators in the Canadian Qualifying Jurisdictions (together with the Reviewing Authority, the “Canadian Securities Commissions”); the Reviewing Authority has issued a receipt (the “Receipt”) pursuant to the procedures provided for under Multilateral Instrument 11-102 – Passport System (“MI 11-102”) and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of each of the preliminary short form base shelf prospectus, dated August 18, 2021 and the Canadian Base Prospectus. The Canadian preliminary prospectus supplement relating to the Offering, which excludes certain pricing information and other final terms of the Shares and which has been filed with the Canadian Securities Commissions on October 5, 2021, together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the Offering, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures, together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus.”

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”). The Company has filed a registration statement on Form F-10 (File No. 333-260043) in respect of the Shelf Securities with the Commission on October 5, 2021 and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement (such registration statement, including the Canadian Base Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement on Form F-10 became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the Offering contained in the Registration Statement at the time the registration statement on Form F-10 became effective (which consists of the Canadian Preliminary Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Preliminary Prospectus”; the U.S. final prospectus supplement relating to the Offering to be filed with the Commission pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Final Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Final Prospectus.”

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus (as defined below), the Preliminary Prospectuses or the Prospectuses or any free writing prospectus shall include all documents subsequently filed or furnished by the Company with or to the Canadian Securities Commissions or the Commission pursuant to Canadian Securities Laws or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the free writing prospectuses, if any, and the pricing information, each identified in Schedule I hereto, “road show” means (except for purposes of Section 3 hereof) a “road show” as defined in Rule 433(h) under the Securities Act that has been made available without restriction to any person, “marketing materials” has the meaning ascribed to such term in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”), “provide,” in the context of sending or making available marketing materials to a potential investor, has the meaning ascribed to such term under Canadian Securities Laws; “template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101; and “misrepresentation” means a misrepresentation for the purposes of applicable Canadian Securities Laws or any of them.

As used herein, the terms “Registration Statement,” “U.S. Preliminary Prospectus,” “Canadian Preliminary Prospectus,” “Time of Sale Prospectus,” “Canadian Final Prospectus” and “U.S. Final Prospectus” shall include the documents incorporated by reference therein from time to time.

1.	Representations and Warranties of the Company.

The Company represents and warrants to each of the Underwriters as of the date hereof, as of the Closing Date and as of each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), and agrees with each of the Underwriters, that:

(a)

The Company (i) is a corporation that has been duly incorporated and is validly existing and is in good standing under the Applicable Laws (as defined below) of the Province of Ontario, (ii) has all requisite power and authority to carry on the Business (as defined below) and to own, lease and operate its property and assets and to carry out the transactions contemplated by the Time of Sale Prospectus and the Prospectuses, (iii) is, and as of the Closing Date will be, current with all filings required to be made under the Applicable Laws of all jurisdictions in which it exists or carries on business, except where the failure to be current would not reasonably be expected to have a Material Adverse Effect on the Company and each of the corporations, limited liability companies and partnerships directly or indirectly controlled by the Company (collectively, the “Tricon Entities”) taken as a whole, (iv) is duly registered, licensed or qualified to carry on the Business and to own, lease and operate its property and assets in the Province of Ontario and in each jurisdiction where the conduct of the Business or the ownership, leasing or operation of its property and assets requires such registration, licensing or qualification, except where the failure to be so registered, licensed or qualified would not reasonably be expected to have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole and (v) has all requisite power and authority to to create, issue and sell the Shares and to enter into, execute, deliver and perform its obligations under this Agreement (including the execution and delivery of the Registration Statement, the Time of Sale Prospectus and the Prospectuses, as applicable, and the filing thereof with the Canadian Securities Commissions and the Commission, as applicable).

(b)

Each of the Tricon Entities (i) is a corporation, general partnership, limited partnership or a limited liability company that has been duly incorporated or formed, as the case may be, and is validly existing and is in good standing under the Applicable Laws of its jurisdiction of formation, (ii) has all requisite power and authority to carry on its business and to own, lease and operate its property and assets as described in the Time of Sale Prospectus and the Prospectuses and (iii) is current with all filings required to be made under the Applicable Laws of all jurisdictions in which it exists or carries on business and is duly registered, licensed or qualified to carry on its business and to own, lease and operate its property and assets in its jurisdiction of formation and in each jurisdiction where the conduct of the Business or the ownership, leasing or operation of its property and assets requires such registration, licensing or qualification, except where the failure to be so registered, licensed or qualified would not reasonably be expected to have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole.

(c)

Other than (i) the Company and (ii) each Tricon Entity listed in Schedule III to this Agreement (collectively, the “Material Tricon Entities”), the Company has no subsidiary and no investment in any person which in either case is or would reasonably be expected to be material to the business and affairs of the Company, except as disclosed in the Company’s chart describing each of the Material Tricon Entities and the respective ownership percentage held directly or indirectly by the Company therein. The authorized and issued share capital of the Material Tricon Entities as set forth in Schedule III is true and correct in all material respects.

(d)

The Company owns, directly or indirectly, a controlling interest in the equity securities of the Tricon Entities, and all such interests have been duly and validly authorized and issued by each such Tricon Entity, are fully-paid and, in respect of each Tricon Entity that is a corporation, non-assessable equity securities of the Tricon Entities, unencumbered as of the date hereof; other than customary rights granted to the Company’s lenders and in respect of the Company’s joint ventures and partnerships, except as pursuant to the investor rights agreement dated September 3, 2020 among the Company, Tricon PIPE LLC and BREIT Debt Parent LLC, a subsidiary of Blackstone Real Estate Income Trust, Inc. (the “Investor Rights Agreement”), no person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or a Tricon Entity of any issued or unissued equity securities of a Tricon Entity and none of the outstanding equity securities of any Tricon Entity were issued in violation of or subject to the pre-emptive or similar rights of any person.

(e)

Tricon Housing Partners Canada LP, Tricon Housing Partners US LP, Tricon Housing Partners Canada II LP, Tricon Housing Partners US II LP and Tricon Housing Partners Canada III LP, in each case together with their respective associated fund entities (collectively, the “Funds”) are the only active commingled funds directly or indirectly managed by the Company and the general partner of each of the Funds is a Tricon Entity.

(f)

The authorized and issued share capital of the Company conforms to the description thereof contained in the Time of Sale Prospectus and the Prospectuses. The Company is authorized to issue an unlimited number of Common Shares, of which, as of October 6, 2021, 226,122,875 Common Shares were issued and outstanding as fully paid and non-assessable. All of the securities of the Company outstanding on the date hereof have been duly authorized and validly issued and are outstanding as fully paid and non-assessable. Except as pursuant to the Investor Rights Agreement or the Company’s amended and restated stock option plan, deferred share unit plan or dividend reinvestment plan, no person has any options, warrants or rights to acquire Common Shares.

(g)

The form and terms of the certificates for the Common Shares have been approved and adopted by the directors of the Company and comply with all legal requirements, laws, rules, regulations, policies, statutes, ordinances, codes, orders, consents, decrees, judgments, decisions, rulings, awards, or guidelines, the terms and conditions of any permits, including any judicial or administrative interpretation thereof, of any Governmental Authority (as defined below) (collectively, the “Applicable Laws”) (including all requirements of the Toronto Stock Exchange (the “TSX”) in relation thereto), and do not conflict with the articles or by-laws of the Company.

(h)

The Firm Shares, at or prior to the Closing Date and the Additional Shares, upon an Option Closing Date, shall be duly and validly authorized for issuance and sale pursuant to this Agreement and upon receipt of payment by the Company following the issuance and delivery by the Company in accordance with the terms of this Agreement, will be validly issued as fully paid and non-assessable Common Shares.

(i)

TMX Trust Company, at its principal office in Toronto, Ontario, has been duly appointed as the registrar and transfer agent of the Company with respect to the Common Shares, and Continental Stock Transfer & Trust, at its principal office in New York, New York, has been duly appointed as the U.S. co-registrar and transfer agent of the Company with respect to the Common Shares.

(j)

The execution, delivery and performance by the Company of this Agreement and the performance or consummation of the transactions contemplated hereunder, including the issuance and sale of the Shares, (i) have been (or, to the extent not entered into until the Closing Date, will be as of the Closing Date) duly authorized by all necessary corporate or partnership action, (ii) do not require any authorization except (1) those which have been obtained, (2) those required under Securities Laws which will be obtained prior to the Closing Date if required to be obtained prior to the Closing Date, and (3) those which have not been obtained that would not have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole, (iii) do not (and will not with the giving of notice, the lapse of time or both) require a consent or approval under, result in a breach or a violation of, or conflict with or result in a default under, or allow any other person to exercise any rights under, or require any consent in respect of (1) the articles or by-laws or other governing documents of the Company or each Tricon Entity, as applicable, (2) the resolutions of the board of directors of the Company or Tricon Entity, as applicable, (3) any judgment, decree, order or award of any Governmental Authority having jurisdiction over the Company or each Tricon Entity, as applicable, or (4) any Contract (as defined below) or permit to which the Company or each Tricon Entity, as applicable, is a party or by which the Business may be affected, except, in each case, any breach, violation, conflict, default or right that would not reasonably be expected to have a Material Adverse Effect on the Company and each of the Tricon Entities, taken as a whole, only with respect to clauses (3) and (4) above, (iv) will not result in the violation of any Applicable Law applicable to the Company or each Tricon Entity, as applicable, except where such violation would not have a Material Adverse Effect on the Company and each of the Tricon Entities, taken as a whole and (v) will not give rise to any Lien (as defined below) on or with respect to the property or assets now owned or hereafter acquired by the Company or each Tricon Entity, as applicable, or the acceleration of the maturity of any debt under any Contract binding or affecting the Company or Tricon Entity, as applicable, or its property.

(k)

This Agreement has been duly authorized, executed and delivered by the Company and, assuming due execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, provided that enforceability may be limited by bankruptcy, insolvency and other Applicable Laws affecting creditors’ rights generally, that specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction, that rights of indemnity and/or contribution may be limited by Applicable Laws and that provisions purporting to sever prohibited or unenforceable provisions without affecting the enforceability of the remainder of the agreement may be limited by Applicable Laws.

(l)	The Company is not a non-resident of Canada within the meaning of the Income Tax Act (Canada) and the regulations promulgated under that Act, as such may be amended from time to time “the “Tax Act”).

(m)

The execution and delivery of this Agreement and the fulfilment of the terms of this Agreement by the Company and the issuance, sale and delivery of the Firm Shares to be issued and sold by the Company and Additional Shares, if any, do not and will not require the consent, approval, authorization, registration or qualification of or with any (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, regulatory authority, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above, and includes the TSX and the New York Stock Exchange (“NYSE”) or (iv) any arbitrator exercising jurisdiction over the affairs of the applicable person, asset, obligation or other matter (collectively, “Governmental Authority”) or other third party (including under the terms of any Material Agreement or Debt Instrument), except (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing Date under the Securities Laws or the rules of the TSX and the NYSE, including in compliance with the Securities Laws regarding the distribution of the Firm Shares and Additional Shares, if any, in the Canadian Qualifying Jurisdictions or in the United States and (ii) such customary post-closing notices or filings required to be submitted within the applicable time frame pursuant to Securities Laws, as may be required in connection with the Offering.

(n)

The audited consolidated financial statements of the Company for the years ended December 31, 2020 and December 31, 2019, together with the notes thereto and the auditors’ report thereon, and the unaudited consolidated financial statement of the Company for the six months ended June 30, 2021, including the notes thereto (the “Financial Statements”) (i) present fairly, in all material respects, the financial position, results of operations, cash flows and all of the assets and liabilities of the Company, in each case on a consolidated basis, for the periods ended on, and as at, the dates indicated therein (on a consolidated basis), (ii) have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods involved and are in accordance with the books and records of the Company, (iii) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial position of the business of the Company for the periods covered thereby, and (iv) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company; and the Company is not aware of any fact or circumstance presently existing which would render such Financial Statements materially incorrect.

(o)

The financial information, statistical and accounting data (other than industry data derived from industry sources or based upon estimates of management of the applicable person) (the “Financial Data”) contained in the Time of Sale Prospectus and the Prospectuses is presented fairly and is true and correct in all material respects and contains no misrepresentation.

(p)

The auditors who reported on and audited the Financial Statements for the years ended December 31, 2020 and 2019 are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Canadian Professional Chartered Accountants of Ontario and the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and Public Company Accounting Oversight Board (United States) and there has not been a “reportable event” within the meaning of Securities Laws with the current auditors of the Company during the last three years.

(q)

Each of the Company and the Tricon Entities maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability and (C) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. There has never been a reportable disagreement (within the meaning of NI 51-102) between the Company and the auditors of the Company.

(r)

Except as disclosed in the Time of Sale Prospectus and the Prospectuses, the Company has no liabilities or obligations, whether accrued, absolute, contingent, known, unknown, matured, unmatured or otherwise, and whether or not required under IFRS to be reflected on the financial statements of the Company included in the Time of Sale Prospectus and the Prospectuses, that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, affairs, capital, operation, properties, permits, assets (including intangible assets), liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise), cash flows, income, or results of operations of the Company and the Tricon Entities, taken as a whole (“Material Adverse Effect”).

(s)

There is no material action, suit, proceeding or investigation, at law or in equity, by any person, or any arbitration, administrative or other proceeding by or before any Governmental Authority that is pending or, to the Company’s knowledge, threatened, against or affecting the Company or any of the Tricon Entities or any of its properties, rights or assets, or affecting the portfolio of properties wholly or partially owned, directly or indirectly, by the Company, as more particularly described in the Time of Sale Prospectus and the Prospectuses (collectively, the “Properties”) or the occupancy or use of the Properties by the tenants thereof or which would reasonably be expected to adversely affect title to the Properties.

(t)

Each of the Company and the Tricon Entities has good and marketable title to all of its material assets and property; no person has any Contract or any right or privilege capable of becoming a right to purchase any personal property from the Company or any of the Tricon Entities, that would be reasonably expected to have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole.

(u)

Except where a failure to perform, lack of entitlement, default or alleged default or breach would not have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole, the Company and each of the Tricon Entities, as applicable: (i) has performed all obligations required to be performed by it in connection with all Contracts to which it is a party or by which it may be bound, (ii) is entitled to all benefits, rights and privileges under those Contracts, (iii) is not in default, or to its knowledge, alleged to be in default, under any such Contract and (iv) is not aware of any material breach thereof by any other parties thereto.

(v)

The Company is not party to any agreement, indenture, mortgage, contract, lease, deed of trust, licence, option, warrant, note agreement, loan agreement, instrument, collective agreement, or other binding commitment or understanding, whether written or oral (a “Contract”), which in any manner affects or will affect the voting or control of any of the securities of the Company.

(w)

Except for customary arrangements in the Funds and joint ventures that do not involve issuance of new securities by the Company or any of the Tricon Entities, as disclosed in the Time of Sale Prospectus and the Prospectuses, in respect of the exchange of preferred units of Tricon PIPE LLC, or pursuant to the Investor Rights Agreement or the Company’s amended and restated stock option plan, deferred share unit plan or dividend reinvestment plan, no person has any Contract or any right or privilege capable of becoming a Contract (A) under which the Company or any of the Tricon Entities is, or may become, obligated to issue any of its securities, or (B) for the purchase from the Company or any of the Tricon Entities of any securities (including any debt) of the Company or any of the Tricon Entities or any part of the business carried on by the Company as more particularly described in the Time of Sale Prospectus and the Prospectuses.

(x)

None of the Company nor any Tricon Entity is in violation or default of (A) any material provision of its articles, by-laws, limited liability company agreements or limited partnership agreements, as applicable, (B) the terms of any Contract or other obligation, condition or covenant to which it is a party or by which it is bound or to which its property is subject or (C) any Applicable Laws; except, in each case, such violation or default which would not reasonably be expected to have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole, only with respect to clauses (B) and (C).

(y)

The Company and each Tricon Entity has: (A) filed (or has had filed on its behalf) all income and franchise returns (including an information return), declaration, report, statement, claim for a refund, rebate or credit, amended return, declaration of estimated Taxes or other document (including any attached schedule and any attached related or supporting information) relating to Taxes required to be filed under any Applicable Law or in fact filed with any Taxing Authority (collectively, “Tax Returns”) and all other material Tax Returns required to be filed or sent by it to any Taxing Authority in any jurisdiction to and including the Closing Date and all of those Tax Returns have been prepared in accordance with the provisions of applicable Law and are true, correct and complete in all material respects, (B) properly paid (or has had paid on its behalf), or will pay when due, to the extent such Taxes are not being contested in good faith and for which reserves required by IFRS have been created in the financial statements of the Company, all material Taxes and all material professional fees incurred in connection with such Taxes due or claimed to be due by a Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of any Tax (a “Taxing Authority”), including all real property or other Taxes of any kind required to be paid in respect of the Properties and (C) properly withheld or collected and remitted all material amounts required to be withheld or collected and remitted by it in respect of any Taxes.

(z)

There are no audits, assessments or investigations in progress, pending or, to the Company’s knowledge, threatened against the Company or any Tricon Entity in respect of Taxes. There are no claims which have been asserted relating to the Tax Returns of the Company or any Tricon Entity, which claims, if determined adversely, would result in the assertion by any Governmental Authority of any deficiency that would have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole.

(aa)

Each of the Company and the Tricon Entities has established on its books and records reserves that are adequate for the payment of all material Taxes not yet due and payable and, to the Company’s knowledge, there are no mortgages, charges, pledges, hypothecations, security interests, assignments, liens (statutory or otherwise), title retention agreement or arrangements, restrictive covenants or other encumbrances of any nature, or any other arrangements or conditions creating an interest in property which, in substance, secures payment or performance of an obligation (“Liens”) for Taxes on the assets of the Company or the Tricon Entities.

(bb)

Other than with respect to extensions automatically granted upon request in the United States, neither the Company nor any of the Tricon Entities is a party to any agreement, waiver or arrangement with any Taxing Authority which relates to any extension of time with respect to the filing of any Tax Returns, any payment of Taxes or any assessment thereof.

(cc)

To the Company’s knowledge, the Company and the Tricon Entities own or have the right to use (i) any trademarks, trade names, business names, brand names, service marks, computer software, computer programs, copyrights, including any performing, author or moral rights, designs, inventions, patents, franchises, formulas, processes, know-how, technology and related goodwill, (ii) any applications, registrations, issued patents, continuations in part, divisional applications or analogous rights or licence rights therefore, and (iii) all other intellectual or industrial property (collectively “Intellectual Property”), including Intellectual Property used by the Company and the Tricon Entities in respect of the Properties.

(dd)

No notice has been received by the Company or any of the Tricon Entities that any, and to the Company’s knowledge none, of the Intellectual Property is invalid or unenforceable and no infringement, misappropriation or misuse thereof, in whole or in part, by any person has occurred.

(ee)

No claim is outstanding against the Company or any of the Tricon Entities contesting the right of the Company or any of the Tricon Entities to use, license or sell any Intellectual Property being used, licensed or offered for sale by the Company or any of the Tricon Entities.

(ff)

To the Company’s knowledge, the use by the Company and the Tricon Entities of the Intellectual Property does not cause or involve infringement, misuse or misappropriation of any rights of any other person.

(gg)

The activities of the Company and the Tricon Entities do not violate any license or agreement of the Company or any of the Tricon Entities with any person, or, to the Company’s knowledge, infringe upon the industrial or intellectual property rights of any other person, whether common law or statutory, including rights relating to defamation, rights of privacy or publicity and contractual rights, which violation or infringement or the consequences thereof would alone or in the aggregate have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole.

(hh)

The Registration Statement has become effective pursuant to Rule 467(a) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose or pursuant to Section 8A under the Securities Act are pending before or, to the Company’s knowledge, threatened by the Commission. The Receipt has been obtained under the Passport System from the Reviewing Authority in respect of the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the Shares has been issued by any Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by any Canadian Securities Commission; and any request made to the Company on the part of any Canadian Securities Commission for additional information has been complied with.

(ii)

(i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the U.S. Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with Canadian Securities Laws, (ii) the Registration Statement, when it became effective, did not contain, and as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not, and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Canadian Final Prospectus, as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at the Closing Date (as defined below), will not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (v) the Registration Statement and the U.S. Final Prospectus comply, and as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (vi) the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws, (vii) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the Offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 4), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (viii) each road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ix) as of its date and as of the Closing Date, the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute full, true and plain disclosure of all material facts relating to the Shares, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Managers expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 8(b) hereof. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission thereunder.

(jj)

Any marketing materials that the Company is required to file with or deliver to the Canadian Securities Commissions has been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws. Any marketing materials that the Company has filed or delivered, or is required to file or deliver, in connection with the Offering pursuant to Canadian Securities Laws or that was prepared by or on behalf of or used or referred to by the Company (i) does not and will not, at the time of any filing, delivery or use thereof in accordance with this Agreement, contain any misrepresentation of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made not misleading, and (ii) complies or will comply in all material respects with the applicable requirements of Canadian Securities Laws. Except for the marketing materials, if any, identified in Schedule I hereto that have been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any marketing materials.

(kk)

The Company is not an “ineligible issuer” in connection with the Offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, in connection with the Offering pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule I hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(ll)

The Company is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including insider reporting obligations and, without limiting the generality of the foregoing, there has been no material fact or material change (within the meaning of the Securities Act (Ontario) relating to the Company which has not been publicly disclosed and the information and statements publicly filed on SEDAR by the Company since January 1, 2019, were true and correct as of the respective dates of such information and statements and at the time such documents were filed or furnished, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading and the Company has not filed any confidential material change reports which remain confidential as at the date of this Agreement. There are no circumstances currently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous provisions under Securities Laws in the Canadian Qualifying Jurisdictions.

(mm)

As of the Closing Date, there will be no Liens relating to the Business or upon the assets of the Company or any of the Tricon Entities, other than Liens which, alone or in the aggregate, would not have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole.

(nn)

Except as disclosed in the Time of Sale Prospectus and the Prospectuses, none of the directors, officers or employees of the Company, any person who owns, directly or indirectly, more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any associate or affiliate of any of the foregoing, has or had any interest, direct or indirect, in any material transaction or any proposed material transaction with the Company which materially affected, is material to or will materially affect the Company.

(oo)

With respect to any premises which are material to the Company and/or any of the Tricon Entities and which the Company or any of the Tricon Entities occupy as tenant (“Leased Premises”), the Company or any of the Tricon Entities who occupy the Leased Premises have the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or the Tricon Entities occupy the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described in this Agreement by the Company will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases.

(pp)

The Company and each of the Tricon Entities is insured against such losses and risks and in such amounts as are customary in the business in which it is engaged. All policies of insurance insuring the Company and each of the Tricon Entities or any of its respective businesses, assets, employees, officers and directors are in full force and effect, and the Company and each of the Tricon Entities is in compliance with the terms of such policies in all material respects. There are no material claims by the Company or the Tricon Entities under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause and that would result in a Material Adverse Effect to the Company and the Tricon Entities, taken as a whole.

(qq)

Since June 30, 2021, the business carried on by the Company as more particularly described in the Time of Sale Prospectus and the Prospectuses (the “Business”) has been carried on in the ordinary course, other than with respect to the preparations for the sale and issuance of the Shares, and there have not been any material capital expenditures or outstanding commitments not accrued and reflected in the financial statements of the Company except in the ordinary course.

(rr)

The Company has prepared and filed with the Canadian Securities Commissions the Canadian Base Shelf Prospectus in accordance with the Canadian Shelf Procedures and has obtained a Receipt from the Reviewing Authority for and on behalf of itself and each of the other Canadian Securities Commissions. The aggregate amount of all securities issued pursuant to the Canadian Base Prospectus does not and, upon completion of the Offering, will not exceed Cdn$1,500,000,000 being the maximum allowable amount thereunder.

(ss)

Except as disclosed in the Time of Sale Prospectus and the Prospectuses, since June 30, 2021, there has not been any material adverse change in the operating results, financial condition, assets, liabilities, capital liabilities (contingent or otherwise), prospects, cash flow, income or business of the applicable person, whether financial or otherwise of the Company (“Material Adverse Change”) and no event has occurred or circumstances exist which would reasonably be expected to have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole.

(tt)

The Shares are conditionally approved for listing on the TSX, subject to the satisfaction of customary conditions required by such exchange. The Company’s outstanding Common Shares and the Shares have been, or will prior to the Closing Date be, approved for listing on the NYSE.

(uu)

The statistical, industry and market related data included in the Registration Statement, the Time of Sale Prospectus and the Prospectuses are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data agrees with the sources from which it was derived.

(vv)

the Company has not completed any “significant acquisition” (as such term is defined in NI 51-102) in its current financial year or prior financial year nor, is there any “proposed acquisition” (as such term is used in item 10 of Form 44-101F1 to NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Time of Sale Prospectus or the Prospectuses and for which a business acquisition report has not been filed under NI 51-102.

(ww)

The Company currently intends to use the net proceeds from the issue and sale of the Shares in accordance with the disclosure set out under the heading “Use of Proceeds” in the the Time of Sale Prospectus and the Prospectuses, as applicable.

(xx)

Except as disclosed in the Time of Sale Prospectus and the Prospectuses, neither the Company nor any of the Tricon Entities has any securities rated by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act.

(yy)

Neither the Company nor any of the Tricon Entities has taken, and the Company and the Tricon Entities will not take, any action which constitutes stabilization or manipulation of the price of the Shares or any “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act) of the Company.

(zz)

The Company is, and has been since the time of the initial filing of the Registration Statement with the Commission, in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and all applicable rules and regulations promulgated thereunder or implementing provisions thereof.

(aaa)

The Company is not, and as of the Closing Date or any Option Closing Date and, solely after giving effect to the offer and sale of the Shares and the application of the net proceeds therefrom as described under “Use of Proceeds” in the Time of Sale Prospectus and the Prospectuses, will not be required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the rules and regulations of the Commission thereunder.

(bbb)

Except as disclosed in the Time of Sale Prospectus and the Prospectuses, there are no outstanding violations or defaults under (a) pension, retirement, deferred compensation, RRSP, savings, profit-sharing, stock option, stock purchase, bonus, incentive, vacation pay, severance pay, supplemental unemployment benefit, employee assistance, death benefit or other employee or post-retirement benefit plan, trust, arrangement, contract, agreement, policy or commitment (including any arrangement to provide pension benefits in excess of the maximum amounts which are allowed under the Tax Act to be provided through a registered pension plan) from which employees or former employees of the Company benefit or have the potential to benefit; or (b) group or individual insurance policy or coverage (including self-insured coverage) for accident and sickness or life insurance (including any individual insurance policy under which any employee or former employee of the Company, as applicable, is the named insured and as to which the Company makes premium payments, whether or not the Company is the owner, beneficiary or both of that policy), or other insured or covered expense reimbursement coverage, from which employees or former employees of the Company benefit or have the potential to benefit (collectively, the “Employee Plans”) nor any actions, suits, claims, trials, demands, investigations, arbitration proceedings or other proceedings pending or threatened with respect to any of the Employee Plans that would, in the case of (a) and (b), individually or in the aggregate, have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole.

(ccc)

The execution, delivery and performance of this Agreement will not constitute an event or condition under any Employee Plan that entitles any employee or former employee to a payment, promise of payment, acceleration of vesting or any other benefit to which that individual would not otherwise be entitled.

(ddd)

The Company and each of the Tricon Entities is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non compliance would not have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole.

(eee)

Since June 30, 2021 and except as disclosed in the Time of Sale Prospectus and the Prospectuses, the Company has not, directly or indirectly (i) authorized, declared or paid any dividends or declared or made any other distribution or return on any of its securities of any class or (ii) redeemed, purchased or otherwise acquired any of its securities of any class or agreed to do so or otherwise affected any return of capital with respect to such security.

(fff)	Except as contemplated hereby, there is no person acting or purporting to act at the request of the Company, who is entitled to any brokerage or agency fee in connection with the sale of the Shares.

(ggg)

Other than as disclosed in the Time of Sale Prospectus and the Prospectuses, since June 30, 2021, the Company has not (A) made, or agreed to make, any change in any method of accounting or auditing practice, or (B) amended or approved any amendment to its constating documents, by-laws or capital structure.

(hhh)

The currently issued and outstanding Common Shares are listed only on the TSX and no order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Shares or the trading of any of the Company’s issued securities has been issued and no proceedings for such purpose are pending or, to the Company’s knowledge, threatened. The Company is a reporting issuer or the equivalent in the Canadian Qualifying Jurisdictions and is not in default of any requirement of the Canadian Securities Laws of any of such jurisdictions.

(iii)

The Company’s public disclosure is, as of the date thereof, in compliance in all material respects with the Canadian Securities Laws of the Canadian Qualifying Jurisdictions and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has not made any confidential filings with the Securities Commissions that are still maintained on a confidential basis.

(jjj)

The Company is eligible to file a short form prospectus in each of the Canadian Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Canadian Final Prospectus, there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Shares in Canada that will not have been filed as required.

(kkk)

Each of the Company and the Tricon Entities do not owe any amount to, nor has the Company or the Tricon Entities any present material loans to, or borrowed any material amount from or is otherwise materially indebted to, any officer, director, employee or securityholder thereof or any person not dealing at “arm’s-length” (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Company and the Tricon Entities. Except usual employee or consulting arrangements made in the ordinary and normal course of business or except as disclosed in the Time of Sale Prospectus and the Prospectuses, each of the Company and the Tricon Entities is not a party to any contract, agreement or under-standing with any officer, director, employee or securityholder thereof or any other person not dealing at arm’s-length with the Company or the Tricon Entities. To the Company’s knowledge, no officer, director or employee of the Company or the Tricon Entities and no person which is an affiliate or associate of any of the foregoing person, owns, directly or indirectly, any interest (except for shares representing less than 5% of the out-standing shares of any class or series of any publicly traded company) in, or is an officer, director, employee or consultant of, any person which is, or is engaged in, a business competitive with the business of the Company or the Tricon Entities which could materially adversely impact on the ability to properly perform the services to be performed by such person for the Company or the Tricon Entities.

(lll)

Except as disclosed in the Time of Sale Prospectus and the Prospectuses and to the extent of the ownership or leasehold interest therein, the applicable Tricon Entity either has good and marketable title in fee simple to the freehold Properties or good and marketable leasehold title to the leasehold Properties (subject only to encumbrances disclosed in the Prospectus, mortgages in place with respect to the Properties, or encumbrances that do not materially affect the value, use or operation of such Properties) and, for those Properties that are not under development, sufficient right, title and interest in all and to all the assets necessary to operate the Properties.

(mmm)

The Tricon Entities are not in default under or in breach of any mortgage and, to the Company’s knowledge, there exists no state of facts (with or without the lapse of time, the giving of notice or both) that would constitute a breach or default or result in the acceleration of the payment obligations under any such mortgages except, in each case, as would not reasonably be expected to have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole.

(nnn)

All of the Properties have been and are currently being operated in compliance with all applicable federal, provincial and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), including all environmental Permits, except to the extent any non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole. There are no facts relating to the Properties that are likely to give rise to a violation of Environmental Laws except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole. To the Company’s knowledge and other than as disclosed in the Prospectus or in respect of any Properties that are under development, there are no facts that would require any of the Tricon Entities to make material capital expenditures to comply with any Environmental Laws in respect of the Properties.

(ooo)

(i) Each Permit relating to the Properties is valid, subsisting and in full force and effect (ii) none of the Tricon Entities is in default or breach of any such Permit, and (iii) no proceeding is pending or, to the Company’s knowledge, threatened for violation of or to revoke or limit any such Permit; except, in each case, as would not reasonably be expected to have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole.

(ppp)

All buildings and improvements constituting the Properties are in compliance with all applicable zoning ordinances and other municipal land use requirements, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole.

(qqq)

Each of the Properties is currently being operated in compliance with Applicable Laws, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole.

(rrr)

The Tricon Entities have sufficient right, title and interest in and to all assets necessary to operate the Properties in accordance with any Contracts to which it is a party except where such failure would not reasonably be expected to have a Material Adverse Effect on the Company and the Tricon Entities, taken as a whole.

(sss)

(i) None of the Company or any of its subsidiaries or affiliates, or any director, officer, or employee thereof, or, to the Company’s knowledge, any agent or representative of the Company or of any of its subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) (“Government Official”) in order to influence official action, or to any person in violation of any applicable anti-corruption laws, (ii) the Company and each of its subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with such laws and with the representations and warranties contained herein and (iii) neither the Company nor any of its subsidiaries will use, directly or indirectly, the proceeds of the offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.

(ttt)

The operations of the Company and each of its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and each of its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(uuu)

None of the Company, any of its subsidiaries, or any director, officer, or employee thereof, or, to the Company’s knowledge, any agent, affiliate or representative of the Company or any of its subsidiaries, is a person that is, or is owned or controlled by one or more persons that are:

(i)

the subject of any sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), or

(ii)	located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea and Syria).

(vvv)	The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person:

(i)	to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(ii)	in any other manner that will result in a violation of Sanctions by any person (including any person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(www)

For the past five years, the Company and each of its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(xxx)

With the exception of withholding tax levied under the Income Tax Act (Canada), under the current laws and regulations of Canada and the Province of Ontario, all dividends and other distributions declared and payable on the Shares in cash may be freely remitted out of Canada and may be paid in, or freely converted into, United States dollars, in each case without there being required any consent, approval, authorization or order of, or qualification with, any court or governmental agency or body in Canada; and except as disclosed in the Time of Sale Prospectus and the Prospectuses, all such dividends and other distributions paid by the Company will not be subject to withholding under the laws and regulations of Canada.

(yyy)

No stamp, documentary, issuance, registration, transfer or other similar taxes or duties are payable by or on behalf of the Underwriters, the Company or any of the Tricon Entities under the Applicable Laws of Canada in connection with (i) the execution, delivery or consummation of this Agreement, (ii) the creation, allotment and issuance of the Shares, (iii) the sale and delivery of the Shares to the Underwriters or purchasers procured by the Underwriters, or (iv) the resale and delivery of the Shares by the Underwriters in the manner contemplated herein.

(zzz)

Subject to the qualifications, limitations, exceptions and assumptions set forth in the Time of Sale Prospectus and the Prospectuses, the Company does not believe that it was a passive foreign investment company (a “PFIC”), as defined in Section 1297 of the Code for its taxable year ended December 31, 2020.

(aaaa)

From the time of initial filing of the Registration Statement with the Commission (or, if earlier, the first date on which the Company engaged directly or through any person authorized to act on its behalf in any Testing-the-Waters Communication) through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”). “Testing-the-Waters Communication” means any oral or written communication with potential investors undertaken in reliance on Section 5(d) of the Securities Act.

(bbbb)

The Company (a) has not alone engaged in any Testing-the-Waters Communication other than Testing-the-Waters Communications with the consent of the Managers with entities that are qualified institutional buyers within the meaning of Rule 144A under the Securities Act or institutions that are accredited investors within the meaning of Rule 501 under the Securities Act and (b) has not authorized anyone other than the Managers to engage in Testing-the-Waters Communications. The Company reconfirms that the Managers have been authorized to act on its behalf in undertaking Testing-the-Waters Communications. The Company has not distributed any Written Testing-the-Waters Communications other than those listed on Schedule I hereto. “Written Testing-the-Waters Communication” means any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405 under the Securities Act.

(cccc)

As of the time of each sale of the Shares in connection with the Offering when the Prospectuses are not yet available to prospective purchasers, none of (i) any free writing prospectus and (ii) any individual Written Testing-the-Waters Communication included, includes or will include a misrepresentation or an untrue statement of material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

2.

Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company at the purchase price set forth in Schedule I hereto (the “Purchase Price”) the respective numbers of Firm Shares set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly, up to the number of Additional Shares set forth, as applicable, in Schedule I at the Purchase Price, provided, however, that the amount paid by the Underwriters for any Additional Shares shall be reduced by an amount per share equal to any dividends declared by the Company and payable on the Firm Shares but not payable on such Additional Shares. You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice not later than 30 days after the date of this Agreement. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least two business days after the written notice is given and may not be earlier than the Closing Date for the Firm Shares nor later than ten business days after the date of such notice. Additional Shares may be purchased as provided in Section 2 hereof solely for the purpose of covering sales of Common Shares in excess of the number of the Firm Shares. On each Option Closing Date, each Underwriter agrees, severally and not jointly, to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

3.

Public Offering. The Company is advised by you that the Underwriters propose to make a public offering of their respective portions of the Shares as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable. The Company is further advised by you that the Shares are to be offered to the public upon the terms set forth in the Prospectuses. The Company is further advised by you that prior to the commencement of any “road show” (within the meaning of NI 41-101) undertaken in connection with the marketing of the offering of the Shares you reasonably expected that the Shares would be sold primarily in the United States.

4.

Payment and Delivery. Payment for the Firm Shares to be sold by the Company shall be made to or as directed by the Company in Federal or other funds immediately available in New York City on the closing date and time set forth in Schedule I hereto, or at such other time on the same or such other date, not later than the fifth business day thereafter, as shall be designated in writing by you. The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Shares to be sold by the Company shall be made to or as directed by the Company in Federal or other funds immediately available in New York City on the date specified in the corresponding notice described in Section 2 or at such other time on the same or on such other date, in any event not later than the third business day thereafter, as shall be designated in writing by you.

The Firm Shares and the Additional Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.

5.	Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject to the following conditions:

(a)

Subsequent to the execution and delivery of this Agreement and prior to the Closing Date there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and the Tricon Entities, taken as a whole, from that set forth in each of the Time of Sale Prospectus and the Prospectuses that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b)

The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date (it being understood that the officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened).

(c)

The Underwriters shall have received on the Closing Date an opinion of Goodmans LLP, Canadian counsel for the Company, dated the Closing Date, in form and substance satisfactory to you, which counsel in turn may rely upon the opinions of local counsel where it deems such reliance proper as to the laws other than the laws of Canada and of the province of Ontario (or alternatively, make arrangements to have such opinions directly addressed to the Underwriters and counsel to the Underwriters).

(d)

The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Company, dated the Closing Date, in form and substance satisfactory to you.

(e)

The Underwriters shall have received on the Closing Date an opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, dated the Closing Date, in form and substance satisfactory to you (provided that counsel to the Underwriters shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada and the province of Ontario).

(f)

The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Underwriters, dated the Closing Date, in form and substance satisfactory to you.

(g)

The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from PricewaterhouseCoopers LLP (“PwC”), containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered on the date hereof shall use a “cut-off date” not more than two business days prior to the date hereof and the letter delivered on the Closing Date shall use a “cut-off date” not more than two business days prior to the Closing Date.

(h)

The Company’s outstanding Common Shares and the Shares shall have been approved for listing on the NYSE, subject only to official notice of issuance, and the Shares shall have been conditionally approved for listing and posting for trading on the TSX, subject only to the satisfaction by the Company of customary conditions set forth in the applicable conditional approval letter of the TSX, a copy of which will be provided by the Company to the Underwriters prior to the filing of the Canadian Final Prospectus.

(i)

The lock-up agreements, each in the form of Exhibit A hereto, between the Managers and certain shareholders, officers and directors of the Company listed on Annex A hereto relating to sales and certain other dispositions of Common Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

(j)	The several obligations of the Underwriters to purchase Additional Shares hereunder are subject to the delivery to you on the applicable Option Closing Date of the following:

(i)

a certificate, dated the Option Closing Date and signed by an executive officer of the Company, confirming that the certificate delivered on the Closing Date pursuant to Section 5(b) hereof remains true and correct as of such Option Closing Date;

(ii)

an opinion of Goodmans LLP, Canadian counsel for the Company, dated the Option Closing Date, relating to the Additional Shares to be purchased from the Company on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(c) hereof;

(iii)

an opinion and negative assurance letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Company, dated the Option Closing Date, relating to the Additional Shares to be purchased from the Company on such Option Closing Date and otherwise to the same effect as the opinion and negative assurance letter required by Section 5(d) hereof;

(iv)

an opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(e) hereof;

(v)

an opinion and negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion and negative assurance letter required by Section 5(f) hereof;

(vi)

a letter dated the Option Closing Date, in form and substance satisfactory to the Underwriters, from PwC, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 5(g) hereof; provided that the letter delivered on the Option Closing Date shall use a “cut-off date” not earlier than two business days prior to such Option Closing Date; and

(vii)

a certificate, dated the Option Closing Date and signed by the Chief Financial Officer of the Company, confirming that the certificate delivered on the Closing Date pursuant to Section 5(k) hereof remains true and correct as of such Option Closing Date;

(k)

The Underwriters shall have received, on each of the date hereof and the Closing Date, a certificate dated the applicable date of delivery and signed by the Chief Financial Officer of the Company, substantially in the form satisfactory to the Underwriters.

(l)

The Underwriters shall have received such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Shares to be sold on the Closing Date or such Option Closing Date, as applicable, and other matters related to the issuance of such Shares.

6.	Covenants of the Company. The Company covenants with each Underwriter as follows:

(a)

To furnish to you, upon request, without charge, a signed copy of the Registration Statement (without exhibits thereto and documents incorporated by reference therein) and to deliver to each of the Underwriters as many copies of the Time of Sale Prospectus, the Prospectuses, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b)

All sums payable by the Company under this Agreement shall be paid free and clear of and without deductions or withholdings of any present or future taxes, levies, imposts, charges or duties, unless the deduction or withholding is required by law, in which case the Company shall pay such additional amount as will result in the receipt by each Underwriter of the full amount that would have been received had no deduction or withholding been made. No such additional amount shall be paid if such deduction or withholding results from an Underwriter having rendered services in Canada or in the Province of Ontario.

(c)

Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses or the Canadian Base Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object in a timely manner; provided that, if in the reasonable opinion of counsel for the Company, any such amendment or supplement shall be required by law or regulation to be used, the Company shall be permitted to file such amendment or supplement after taking into account such comments as you may reasonably make on the content, form or other aspects of such amendment or supplement and to file (i) the Canadian Final Prospectus with the Reviewing Authority and each of the other Canadian Securities Commissions in accordance with the Canadian Shelf Procedures not later than the Reviewing Authority’s close of business on the business day following the execution and delivery of this Agreement and (ii) U.S. Final Prospectus with the Commission within the applicable period specified in General Instruction II.L. of Form F-10 under the Securities Act.

(d)

To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object; provided that, if in the reasonable opinion of counsel for the Company, any such amendment or supplement shall be required by law or regulation to be used, the Company shall be permitted to file such amendment or supplement after taking into account such comments as you may reasonably make on the content, form or other aspects of such amendment or supplement.

(e)

To prepare, in consultation with the Managers, and approve in writing, prior to such time any marketing materials are provided to potential investors in Shares, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investor, such marketing materials to comply with Canadian Securities Laws and U.S. securities laws and to be acceptable in form and substance to the Company and the Underwriters, acting reasonably, and to file or deliver any such marketing materials to the Canadian Securities Commissions in compliance with Canadian Securities Laws.

(f)

Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(g)

If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer (whose names and addresses you shall furnish to the Company) upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply in material respects with applicable law.

(h)

If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Canadian Preliminary Prospectus to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Canadian Preliminary Prospectus to comply with Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares), forthwith to prepare, file or deliver, as applicable, with the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Canadian Preliminary Prospectus so that the statements in the Canadian Preliminary Prospectus as so amended or supplemented will not, in the light of the circumstances when the Canadian Preliminary Prospectus is delivered to a prospective purchaser, be misleading or contain a misrepresentation, or so that the Canadian Preliminary Prospectus, as amended or supplemented, will comply with Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares).

(i)

If any event shall occur or condition exist as a result of which it is necessary to amend or supplement any marketing materials in order to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the marketing materials to comply with Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares), forthwith to prepare, file or deliver, as applicable, with the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the marketing materials so that the statements in the marketing materials as so amended or supplemented will not, in the light of the circumstances when the marketing materials are delivered to a prospective purchaser, be misleading or contain a misrepresentation, or so that the marketing materials, as amended or supplemented, will comply with Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares).

(j)

If, during such period after the first date of the public offering of the Shares as in the reasonable opinion of counsel for the Underwriters either of the Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) in order to make the statements therein, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading or to correct any misrepresentation contained therein, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with U.S. securities laws and Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares), forthwith to prepare, file or deliver, as applicable, with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses (or one of them) as so amended or supplemented will not, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, be misleading or contain a misrepresentation or so that the Prospectuses, as amended or supplemented, will comply with U.S. securities laws and Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares).

(k)

If at any time following the distribution of any Written Testing-the-Waters Communication and prior to the distribution of the Prospectuses there occurred or occurs an event or development as a result of which such Written Testing-the-Waters Communication included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Managers and will promptly amend or supplement, at its own expense, such Written Testing-the-Waters Communication to eliminate or correct such untrue statement or omission.

(l)

To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction where it is not presently qualified or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(m)

To make generally available to the Company’s security holders and to you (it being understood that filings on SEDAR or EDGAR satisfy this requirement) as soon as practicable earnings statements covering four fiscal quarters of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(n)

To use its best efforts to have the Shares accepted for listing on the NYSE and the TSX and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges.

(o)

If requested by the Managers, to prepare a final term sheet relating to the Offering, containing only information that describes the final terms of the Offering in a form consented to by the Managers, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the Offering.

(p)

The Company will deliver to each Underwriter (or its agent), upon such Underwriter’s (or agent’s) written request, on the date of execution of this Agreement, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and the Company undertakes to provide such additional supporting documentation as each Underwriter may reasonably request in connection with the verification of the foregoing Certification.

(q)

All sums payable to an Underwriter shall be considered exclusive of any value added, goods and services, or similar taxes. Where the Company is obliged to pay such tax on any amount payable hereunder to an Underwriter, the Company shall in addition to the sum payable hereunder pay an amount equal to any applicable value added or similar tax.

(r)

Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all reasonable expenses incident to the Offering (other than underwriting discounts or commissions which shall be borne by the Company in respect of Shares), including: (i) the fees, disbursements and expenses of the Company’s counsel and the Company’s accountants in connection with the registration, qualification and delivery of the Shares under the Securities Act and the Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any base shelf prospectus, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, any marketing materials, and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission and the Canadian Securities Commissions relating to the Shares, all printing and typesetting costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to and the sale by the Underwriters in the manner contemplated by this Agreement, including any transfer or similar taxes payable thereon, (iii) the cost of printing or producing any Blue Sky memorandum or filing fees in connection with the offer and sale of the Shares under state securities laws, including reasonable fees and disbursements of counsel to the Underwriters incurred in connection therewith, (iv) all filing fees and the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the Offering by FINRA (the fees of counsel in (iii) and (iv) not to exceed $35,000), (v) all costs and expenses incident to listing the Shares on the NYSE and the TSX, (vi) the cost of printing any certificates representing the Shares, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, and expenses associated with the production of road show slides in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants, (ix) the document production charges and expenses associated with printing this Agreement, (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section and (xi) all applicable sales taxes, to the extent not creditable or refundable, on any of the foregoing. It is understood, however, that except as provided in this Section, Section 8 entitled “Indemnity and Contribution” and the last paragraph of Section 10 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make.

(s)

The Company also covenants with each Underwriter that, without the prior written consent of the Managers identified in Schedule I with the authorization to release this lock-up on behalf of the Underwriters, it will not, and will not publicly disclose the intention to, during the restricted period set forth in Schedule I hereto (the “Restricted Period”), (1) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any other securities convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission or prospectus with the Canadian Securities Commissions relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares. The foregoing sentence shall not apply to (a) the Shares to be sold by the Company hereunder, (b) the issuance of incentive compensation or equity (including Common Shares underlying equity awards) in accordance with the terms and conditions of the benefit plans described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, as such benefit plans may be adopted, amended or restated, (c) any Common Shares issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, (d) the sale of any Common Shares pursuant to the Investor Rights Agreement, (e) the issuance of Common Shares upon exchange of preferred units of Tricon PIPE LLC, (f) the filing of one or more registration statements on Form S-8 relating to stock options, other equity awards, or employee benefit plans of the Company described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, including plans to be adopted during the Restricted Period, provided that any awards issued pursuant to such plans adopted during the Restricted Period shall not vest during the Restricted Period; (g) the issuance of up to 10% of the outstanding Common Shares, or securities convertible into, exercisable for or which are otherwise exchangeable for Common Shares, immediately following the Closing Date as consideration for the acquisition of real property or assets from an arm’s length vendor; provided that in the case of any such issuance in connection with such transactions prior to the expiration of the Restricted Period, the issuee shall sign and deliver a lock-up letter substantially in the form of Exhibit A hereto or (h) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period. In addition, the Company covenants to cause each of the parties listed on Annex A hereto to enter into the “lock-up” agreements, each substantially in the form of Exhibit A hereto, on or before the Closing Date.

7.

Covenants of the Underwriters. Each Underwriter, severally and not jointly, covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter. Each Underwriter, severally and not jointly, agrees that (i) it has not made and will not make use of any materials that would constitute marketing materials relating to the Offering except marketing materials identified in Schedule I or marketing materials prepared in accordance with the terms and conditions hereof, and (ii) it will comply with Canadian securities laws in connection with the distribution of the Shares and the provision of any marketing materials or standard term sheets (as defined in NI 41-101) relating to the distribution of the Shares.

8.	Indemnity and Contribution.

(a)

The Company agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim, but excluding loss of profits and other consequential damages) (collectively, “Damages”) arising out of any misrepresentation or untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any marketing materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show, or the Prospectuses or any amendment or supplement thereto, or any Testing-the-Waters Communication, or arising out of any misrepresentation or omission or alleged misrepresentation or omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such Damages are arising out of any such misrepresentation or untrue statement or omission or alleged misrepresentation or untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in paragraph (b) below. The rights of indemnity contained in this paragraph will not inure to the benefit of an indemnified party in respect of a claim other than a claim made under U.S. securities laws if the person asserting the claim was not provided by or on behalf of the Underwriters with a copy furnished promptly by the Company of any Prospectus or any amendment or supplement thereto which would have corrected any misrepresentation which is the basis of the claim and which was required under Canadian Securities Laws to be delivered to that person by the Underwriters.

(b)

Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through you expressly for use in the Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, any issuer free writing prospectus, marketing materials, road show, or the Prospectuses or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Prospectuses furnished on behalf of each Underwriter: the information contained in the tenth through fourteenth paragraphs under the caption “Plan of Distribution” in the Time of Sale Prospectus and the U.S. Final Prospectus.

(c)

In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the reasonable fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the indemnifying party has failed within a reasonable time to retain counsel for the indemnified party in accordance with the preceding sentence or (iii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel, which shall include counsel in each of the United States and Canada in the case of a matter involving U.S. and Canadian law) for all Underwriters, and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel, which shall include counsel in each of the United States and Canada in the case of a matter involving U.S. and Canadian law) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriters and control persons and affiliates of any Underwriters, such firm shall be designated in writing by the Managers authorized to appoint counsel under this Section set forth in Schedule I hereto. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonably incurred fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement, unless such failure to reimburse the indemnified party is based on a dispute in good faith as to either the obligation of the indemnifying party arising under this Section 8 to indemnify the indemnified party or the amount of such obligation and the indemnifying party shall have notified the indemnified party of such good faith dispute prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless (i) such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(d)

To the extent the indemnification provided for in Section 8(a) or 8(b) is unavailable to an indemnified party or insufficient in respect of any Damages referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such Damages (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the Offering or (ii) if the allocation provided by clause 10(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 10(d)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such Damages and any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the Offering shall be deemed to be in the same respective proportions as the net proceeds from the Offering (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters bear to the aggregate initial public offering price of the Shares set forth in the U.S. Final Prospectus. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the misrepresentation or untrue statement of a material fact or alleged misrepresentation or untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation, statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint (nor joint and several).

(e)

The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the Damages referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such misrepresentation or untrue statement or alleged misrepresentation or untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity or otherwise.

(f)

The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter, or any affiliate of any Underwriter, or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

9.

Termination. The Underwriters may terminate this Agreement by notice given by the Managers to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date or any Option Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the NYSE, Nasdaq or the TSX, (ii) trading of any securities of the Company shall have been suspended on the NYSE or TSX, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State or Canadian authorities, or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the Managers’ judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the Managers’ judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

10.	Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule II bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and arrangements satisfactory to you, the Company for the purchase of such Firm Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company, except in respect of any liability which may have arisen or may arise under Sections 6(u) and 8. In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement (other than by reason of a default of one of the Underwriters), or if for any reason (other than by reason of a default of one of the Underwriters) the Company shall be unable to perform its obligations under this Agreement (which, for purposes of this paragraph, shall not include termination pursuant to Section 9(i), (iii), (iv) or (v)), the Company will reimburse the Underwriters, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the Offering contemplated hereunder.

11.	Submission to Jurisdiction; Appointment of Agents for Service.

(a)

The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in the Borough of Manhattan in The City of New York (the “Specified Courts”) over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectuses, the Registration Statement or the Offering (each, a “Related Proceeding”). The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any Related Proceeding brought in such a court and any claim that any such Related Proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding in respect of its obligations under this Agreement.

(b)

The Company hereby irrevocably appoints Corporation Service Company with offices at c/o 1180 Avenue of the Americas, Suite 210, New York, NY 10036-8401, as its agent for service of process in any Related Proceeding and agrees that service of process in any such Related Proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect for a period of seven years from the date of this Agreement.

12.	Recognition of the U.S. Special Resolution Regimes.

(a)

In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)

In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

13.	Entire Agreement.

(a)

This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the Offering, represents the entire agreement between the Company, on the one hand, and the Underwriters, on the other, with respect to the preparation of any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, the conduct of the Offering, and the purchase and sale of the Shares.

(b)

The Company acknowledges that in connection with the Offering: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement, any contemporaneous written agreements and prior written agreements (to the extent not superseded by this Agreement), if any, (iii) the Underwriters may have interests that differ from those of the Company and (iv) none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice, or solicitation of any action by the Underwriters with respect to any entity or natural person. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the Offering.

14.

Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

15.

Applicable Law. This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

16.	Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

17.

Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

18.

Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you at the address set forth in Schedule I hereto; and if to the Company shall be delivered, mailed or sent to the address set forth in Schedule I hereto.

[Signature Pages to Follow]

Very truly yours,

TRICON RESIDENTIAL INC.

By:	/s/ David Veneziano
Name: David Veneziano
Title: Chief Legal Officer & Corporate Secretary

[Signature Page to Underwriting Agreement]

Accepted as of the date hereof

MORGAN STANLEY & CO. LLC

By:	/s/ Adam Coleman
Name: Adam Coleman
Title: Vice President

RBC DOMINION SECURITIES INC.

By:	/s/ David Switzer
Name: David Switzer
Title: Managing Director

[Signature Page to Underwriting Agreement]

SCHEDULE I

Managers:	Morgan Stanley & Co. LLC RBC Dominion Securities Inc.

Managers authorized to release lock-up under Section 6(v):	Morgan Stanley & Co. LLC RBC Dominion Securities Inc.

Managers authorized to appoint counsel under Section 8(c):	Morgan Stanley & Co. LLC RBC Dominion Securities Inc.

Registration Statement File No.:	333-260043

Written Testing-the-Waters Communications:	Tricon Residential Inc. Corporate Presentation dated September 2021

Marketing Materials:	Tricon Residential Inc. U.S. Roadshow Presentation dated October 2021

Free Writing Prospectuses:	Launch Press Release, dated October 5, 2021 Pricing Press Release, dated October 6, 2021

Time of Sale Prospectus:	1. U.S. Preliminary Prospectus 2. Launch Press Release, dated October 5, 2021 3. Pricing Press Release, dated October 6, 2021

Lock-up Restricted Period:	90 days after the date hereof

Title of Shares to be purchased:	Common Shares

Number of Firm Shares:	36,000,000 Firm Shares

Number of Additional Shares:	5,400,000 Additional Shares

Purchase Price:	US$11.749 a share (being a gross purchase price of US$12.40 net an underwriting commission of US$0.651)

Initial Public Offering Price:	US$12.40 a share

Selling Concession:	US$0.3906 a share

Closing Date and Time:	October 12, 2021 9:00 a.m.

Address for Notices to Underwriters:

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Attention: Jon Sierant

RBC Dominion Securities Inc.

200 Bay Street, Royal Bank Plaza

17th Floor, South Tower

Toronto, ON M5J 2J5

Attention: David Switzer

Address for Notices to the Company:	Tricon Residential Inc. 7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7 Attention: David Veneziano

Sch. I-1

SCHEDULE II

Underwriters	Number of Firm Shares
Morgan Stanley & Co. LLC	10,800,000
RBC Dominion Securities Inc.	7,920,000
Citigroup Global Markets Inc.	4,500,000
Goldman Sachs & Co. LLC	4,500,000
Scotia Capital Inc.	2,160,000
Keefe, Bruyette & Woods, Inc.	2,520,000
CIBC World Markets Corp.	900,000
BofA Securities, Inc.	900,000
TD Securities Inc.	720,000
BMO Capital Markets Corp.	360,000
National Bank Financial Inc.	360,000
Canaccord Genuity Corp.	270,000
Paradigm Capital Inc.	90,000

Total	36,000,000

Sch. II

SCHEDULE III

Material Tricon Entities

Name	Jurisdiction of Incorporation	Authorized Share Capital	Issued and Outstanding Shares

Tricon Residential Inc.	Ontario	Unlimited common shares	226,122,875

Tricon US Rental Canco Inc.	Ontario	Unlimited common shares	1,000,000 common shares

Tricon US Rental Canada Inc.	Ontario	Unlimited common shares	1 common share

Tricon Lifestyle Rentals Investment LP	Ontario	100% partnership interests	Tricon Residential Inc. (Limited Partner): 99.99% partnership interest Tricon Lifestyle Rentals Investment GP Inc. (General Partner): 0.01% partnership interest

Tricon Holdings Canada Inc.	Ontario	Unlimited common shares	1 common share

Tricon US Rental Topco LLC	Delaware	Class A and Class B Units	Class A Units – 330 Class B Units - 670

Tricon US Rental REIT LLC	Delaware	Common and Preferred Shares	Common Shares expressed as 100% 125 Class A Preferred Shares

Tricon US Multi-Family REIT LLC	Delaware	Class A and Class B Units	Class A Units –550,000,000

Tricon US Multi-Family Aggregator LLC	Delaware	Membership Interests	100% Membership Interest

SFR JV-1 Investor LLC	Delaware	Membership Interests	100% Membership Interest

Sch. III

Tricon SingleFamily Rental REIT LLC	Delaware	Common and Preferred Shares	Common Shares expressed as 100% 725 Class A Preferred Shares

Tricon American Homes LLC	Delaware	Membership Interests	100% Membership Interest

Tricon US Topco LLC	Delaware	Membership Interests	100% Membership Interest

Tricon Holdings USA LLC	Delaware	Common and Preferred Shares	Common Shares expressed as 100% 428.7 Class A Preferred Shares

Sch. III

EXHIBIT A

FORM OF LOCK-UP LETTER

[    ], 2021

Morgan Stanley & Co. LLC

RBC Dominion Securities Inc.

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

c/o RBC Dominion Securities Inc.

200 Bay Street, Royal Bank Plaza

17th Floor, South Tower

Toronto, ON M5J 2J5

Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. LLC and RBC Dominion Securities Inc. (collectively, the “Managers”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Tricon Residential Inc., a corporation incorporated under the Business Corporations Act (Ontario) (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including the Managers (the “Underwriters”), of common shares of the Company (the “Common Shares”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Managers on behalf of the Underwriters, it will not, and will not publicly disclose the intention to, during the period commencing on the date hereof and ending on the date that is 90 days after the date of the final U.S. prospectus (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer (which, for the avoidance of doubt, shall not include transfers from any account directly or beneficially owned by the undersigned to any other account directly or beneficially owned by the undersigned) or dispose of, directly or indirectly, any Common Shares beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The undersigned acknowledges and agrees that the foregoing precludes the undersigned from engaging in any hedging or other transactions designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any Common Shares, or securities convertible into or exercisable or exchangeable for Common Shares, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than the undersigned

Ex. A-1

The foregoing sentence shall not apply to:

(a)	Common Shares to be sold pursuant to the Underwriting Agreement;

(b)

transactions relating to Common Shares or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing or announcement shall be required under applicable securities laws or shall be voluntarily made during the Restricted Period in connection with subsequent sales of Common Shares or other securities acquired in such open market transactions;

(c)	transfers of Common Shares or any security convertible into Common Shares as a bona fide gift or gifts or for bona fide estate planning purposes, including charitable contributions;

(d)	distributions of Common Shares or any security convertible into Common Shares to general or limited partners, members or stockholders or other equity holders of the undersigned;

(e)

transfers by the undersigned of Common Shares or any security convertible into Common Shares (1) to limited partners, members, beneficiaries or stockholders or other equity holders of the undersigned, (2) to any investment fund, estate planning vehicle or other entity controlled or managed by the undersigned, (3) as a result of the operation of law through estate, other testamentary document or intestate succession, pursuant to a qualified domestic order or in connection with a divorce settlement or pursuant to an order of a court or regulatory agency, (4) to any immediate family member of the undersigned or any beneficiary thereof or any trust for the direct or indirect benefit of the undersigned or any beneficiary thereof or any immediate family member of the undersigned or any beneficiary thereof (including any immediate family relationship of blood, marriage or adoption, at most as remote as first cousin), (5) pursuant to a subdivision or other reorganization of any trust for the direct or indirect benefit of the undersigned or any beneficiary thereof or any immediate family member of the undersigned or any beneficiary thereof (including any immediate family relationship of blood, marriage or adoption, at most as remote as first cousin), or (6) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible hereunder;

provided that in the case of any transfer or distribution pursuant to clause (c), (d) or (e), (i) each donee, distributee or transferee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) no filing reporting a reduction in beneficial ownership of Common Shares shall be required or shall be voluntarily made during the Restricted Period;

(f)

a bona fide third-party tender offer, take-over bid, plan of arrangement, merger, consolidation or other similar transaction made to all holders of Common Shares involving a Change of Control (as defined below) of the Company, provided that such tender offer, merger, consolidation or other such transaction is approved by the board of directors of the Company; and provided further that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Common Shares owned by the undersigned shall remain subject to the provisions of this lock-up agreement;

Ex. A-2

(g)

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period; and

(h)

receipt of securities on a “net” basis solely made in connection with exercises of outstanding stock options or warrants or vesting and/or redemptions of restricted share units, performance share units or other equity awards of the Company or to cover tax withholding obligations of the undersigned in connection with such exercise, vesting and/or redemption, provided that any Common Shares received upon such exercise, vesting and/or redemption will be subject to the terms of this lock-up agreement, provided further that to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned regarding any exercise, vesting or redemption under this clause (h), such announcement or filing shall include a statement to the effect that no transfer of remaining Common Shares from such exercises, vesting and/or redemption may be made during the Restricted Period.

For purposes of clause (f) above, “Change of Control” shall mean the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of the voting stock of the Company.

In addition, except as set forth in this agreement, the undersigned agrees that, without the prior written consent of the Managers on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Common Shares except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Ex. A-3

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Public Offering of the Common Shares and this lock-up agreement and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the Underwriters may provide certain Regulation Best Interest and Form CRS disclosures or other related documentation to you in connection with the Public Offering, the Underwriters are not making a recommendation to you to participate in the Public Offering or sell any Common Shares at the price determined in the Public Offering, and nothing set forth in such disclosures or documentation is intended to suggest that any Underwriter is making such a recommendation.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This lock-up agreement shall automatically terminate upon the earliest to occur of (a) the date the Company notifies the Managers in writing prior to the execution of the Underwriting Agreement that the Company does not intend to proceed with the Offering; (b) the termination date of the Underwriting Agreement (other than the provisions thereof that survive termination), provided that no Common Shares have been delivered and paid for pursuant to the Underwriting Agreement before such date; (c) the withdrawal of the Registration Statement prior to execution of the Underwriting Agreement; and (d) November 30, 2021 in the event that the Underwriting Agreement has not been executed by such date.

This lock-up agreement may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This agreement shall be governed by and construed in accordance with the laws of the State of New York.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Ex. A-4

Very truly yours,

(Name)

Ex. A-5

Annex A

Locked-Up Parties

1.	David Berman

2.	Gary Berman

3.	Frank Cohen

4.	Camille Douglas

5.	Ira Gluskin

6.	Michael Knowlton

7.	Siân M. Matthews

8.	Geoff Matus

9.	Peter D. Sacks

10.	Renee Lewis Glover

11.	Wissam Francis

12.	Jonathan Ellenzweig

13.	Kevin Baldrige

14.	Sherrie Suski

15.	David Veneziano

16.	BREIT Debt Parent LLC

Annex A-1